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November 23, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Edgewater Technology, Inc.
Preliminary Revised Consent Statement on Schedule 14A (the “Consent Statement”)
Filed November 19, 2015 by Lone Star Value Investors, LP et al.
File No. 000-20971

Dear Ms. Mills-Apenteng:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 20, 2015 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, Lone Star Value Management, LLC and AMERI Holdings, Inc. (together with the other participants in the solicitation, the “Shareholder Group”), and we provide the following responses on the Shareholder Group’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

General

1.
We note your response to prior comment 1 and the supplemental support provided for the statement that, “[t]he Board and Edgewater’s management team ... delivered a cursory rejection to Ameri100 less than a week later without any evidence of serious consideration.” Please revise your disclosure to characterize this statement as your opinion or belief and, as you state in your response, disclose the bases for this belief, namely that the board returned a rejection in three business days, which you assert was insufficient time to adequately review the offer, and the board did not meet with Ameri100.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 23, 2015

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see the Cover Letter and page 10 of the Consent Statement.

2.
We note your response to prior comment 2. It is unclear how a description of AMERI Holdings, Inc.—which is party to the rejected proposal that is integral to your disclosure and referenced throughout your document—is premature or confusing. To provide shareholders with relevant context for your discussion, revise to briefly describe the subject company and to specifically discuss the relationships among the shareholder group as previously requested. In addition, include a statement clarifying that a vote in favor of the proposals is not a vote for a business combination between Ameri100 and Edgewater.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see the Cover Letter and page 25 of the Consent Statement.

We believe Edgewater’s US-Only Business Model is Outdated, page 10

3.	We note your response to prior comment 5. Please revise to disclose the range of market capitalizations of both the US-based and India-based peer companies.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 11 of the Consent Statement.

We believe Edgewater’s Board and Management Team are Overcompensated, page 12

4.
We note your response to prior comment 8 and the revised disclosure that states Edgewater’s net income declined by approximately 88% from 2013 to 2014. Please revise to provide more balanced disclosure by discussing revenue and net income trends from 2009 to 2014, particularly since it appears that the 2013 net income was impacted significantly by a tax benefit recognized only in 2013.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 12 of the Consent Statement. The Shareholder Group’s revised disclosure is reproduced below for the Staff’s convenience.

We believe that Edgewater’s Board and management team are overcompensated, especially in light of their poor performance. Edgewater’s business suffered significant losses in reported GAAP net income in 2009 and 2010 of ($3.84) million and ($23.57) million, respectively1.  The Company’s Compounded Annual Growth Rate2 (“CAGR”) for revenue growth for each year from 2009 to 2014 is 17.7%, 6.3%, 3.3%, 5.8% and 9.1%, respectively3.  We note that Edgewater has maintained a single-digit revenue CAGR for each year since 2010. In 2010, Edgewater recognized revenue primarily from its acquisition of Fullscope, Inc., while its organic growth was stated by management to be only 7%4 despite the reported 77% revenue growth year over year. Notwithstanding Edgewater’s spike in revenue in 2010, the Company still failed to provide any growth in net income. In fact, reported GAAP net income was negative and declined nearly $20 million year over year from 2009 to 2010.  Edgewater has displayed volatile and inconsistent financial performance since 2009 as displayed in the chart below, with the exception of 2013, when the Company’s results included a non-cash income tax benefit of approximately $30 million. As such, we find it troubling that in 2014, the Board and management team paid themselves more than $4.6 million while Edgewater’s reported net income declined by approximately 88% from 2013 to 20145.

1 Source: Edgewater’s Annual Report on Form 10-K filed on March 31, 2011.
2

3 Source: Edgewater’s Annual Reports on Form 10-K filed on March 12, 2012, March 8, 2013 and March 2, 2015.
4 Edgewater’s CFO, Timothy Oakes, stated “we were up organically 7% for the year during 2010” on the Company’s Q4 2010 conference call.
5 Source: Edgewater’s Annual Report on Form 10-K filed on March 2, 2015.

November 23, 2015

Form of Consent Card

5.
We note that your current card provides a space to specify the name of each person that a shareholder does not wish to remove. In your instruction to proposal 2, please clarify that a shareholder can specify that it does not wish to remove any directors elected or appointed to the Board on or after October 26, 2015 and prior to the effective date of proposal 2. Please also revise any related disclosure in your proxy statement.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Card and Consent Statement accordingly. Please see the Consent Card and page 15 of the Consent Statement.

*      *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Jeffrey E. Eberwein, Lone Star Value Management, LLC
Giri Devanur, AMERI Holdings, Inc.
Aneliya S. Crawford, Olshan Frome Wolosky LLP